As filed with the Securities and Exchange Commission on January 6, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.
(Name of Subject Company (Issuer))

ACTIVCARD CORP. (Offeror)
and
ACTIVCARD S.A. (Issuer)
(Name of Filing Persons (identifying status as
offeror, issuer or other person))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE
AND
AMERICAN DEPOSITORY SHARES
(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314
AMERICAN DEPOSITORY SHARES, CUSIP 00505N109
(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS
CHIEF EXECUTIVE OFFICER
ACTIVCARD S.A.
6623 Dumbarton Circle
Fremont, California 94555
Telephone: (510) 574-0100
Facsimile: (510) 574-0135
(Name, address and telephone number of persons authorized
to receive notices and communications on behalf of filing persons)

Copy to:
STEPHEN C. FERRUOLO, ESQ.
HELLER EHRMAN WHITE & MCAULIFFE LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122
Telephone: (858) 450-8400
Facsimile: (858) 450-8499

Calculation of Filing Fee
Transaction Valuation*:	Amount of Filing Fee:
$355,056,046.46	$32,666.00

* Estimated solely for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, based on the sum of (A) the product of the average of the high and low sales prices of the ActivCard S.A. ADSs on the Nasdaq National Market on January 2, 2003 ($8.49) times the maximum number of ADSs to be received in the exchange offer, plus (B) the product of the average of the high and low sales prices of the ActivCard S.A. common shares on Nasdaq Europe on January 2, 2003 ($8.30) times the maximum number of common shares to be received in the exchange offer.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:            $24,100

Form or Registration No.:	Form S-4 (file no. 333-100067)
Filing Party:	ActivCard Corp.
Date Filed:	September 25, 2002

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the offer by ActivCard Corp., a newly formed Delaware company (“ActivCard Corp.”), to exchange:

•
one share of its common stock, $0.001 par value per share, for every common share, par value Euro 1.00 per share, of ActivCard S.A., a société anonyme organized under the laws of the Republic of France (“ActivCard S.A.”); and

•
one share of its common stock, $0.001 par value per share, for every American depositary share (ADS) evidenced by an American depositary receipt (ADR) of ActivCard S.A. (the “Exchange Offer”). Each ADS represents one common share of ActivCard S.A.

In connection with the Exchange Offer, ActivCard Corp. has filed a registration statement on Form S-4 (file no. 333-100067) (the “Registration Statement”) with the Securities and Exchange Commission. The terms and conditions of the Exchange Offer are set forth in the prospectus (the “Prospectus”), which is part of the Registration Statement and the related Form of Acceptance and Letter of Transmittal.

Item 1.    Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer” and “Summary of the Prospectus” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  The issuer of the common shares and ADSs subject to the Exchange Offer is ActivCard S.A., a société anonyme organized under the laws of the Republic of France, whose registered address is 24-28, avenue du Genéral de Gaulle, Suresnes, Cedex, France, telephone number 011-33-142-04-8400, and whose principal executive offices are located at 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100.

(b)  The subject class of equity securities includes all of the issued and outstanding common shares, par value 1.00 Euro per share, of ActivCard S.A., of which there were 27,327,000 shares issued and outstanding as of December 18, 2002, and all of the issued and outstanding American depositary shares (ADSs), of which there were 14,533,036 ADSs issued and outstanding as of December 18, 2002.

(c)  ActivCard S.A.’s common shares are traded on Nasdaq Europe and its ADSs are traded on the Nasdaq National Market, both under the symbol “ACTI.” The information regarding ActivCard S.A. common shares and ADSs set forth in section of the Prospectus entitled “Market Price and Dividend Information” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  ActivCard S.A., the Issuer, is the subject company and its principal executive offices are located at 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100. The information set forth in the section of the Prospectus entitled “Information about ActivCard S.A.—Executive officers and directors” is incorporated herein by reference. The address of each director and/or executive officer listed in that section is 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100. Additionally, Mr. Kheng Nam Lee, one of ActivCard S.A.’s directors, serves as an officer for Vertex Venture Holdings Ltd. Vertex Venture Holdings and its affiliates, Vertex Investments International (III) Inc., Vertex Asia Limited, Vertex Management (II) Pte Ltd, and Vertex Investment (II) Ltd. (collectively, “Vertex Management”), hold in the aggregate approximately ten percent of the outstanding voting securities of ActivCard S.A. The principal address of Vertex Management is 77 Science Park Drive, #02-15 Cinetech III, Singapore 118256 and the phone number is 65-67770122.

ActivCard Corp., the Offerer, was formed for the purpose of carrying out the Exchange Offer. The principal executive offices of ActivCard Corp., are located at 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100. ActivCard Corp. currently has the same board of directors and the same executive management team as ActivCard S.A. Christopher

Sozzi, Director of Legal Affairs of ActivCard, Inc., holds the sole issued and outstanding share of ActivCard Corp. His address is 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100.

Item 4.    Terms of the Transaction.

(a)  The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer,” “Summary of the Prospectus,” “The Exchange Offer,” “Terms of the Exchange Offer” and “Comparison of Rights of Holders of Capital Stock” is incorporated herein by reference.

(b)  The Exchange Offer is open to all holders of common shares and ADSs who tender their securities in a jurisdiction where the Exchange Offer is permitted under the laws of that jurisdiction. Therefore, any officer, director or affiliate of ActivCard S.A. who is a holder of common shares and/or ADSs of ActivCard S.A. may participate in the Exchange Offer. The information regarding ownership of outstanding common shares and ADSs set forth in the section of the Prospectus entitled “Matters Relating to Security Ownership of ActivCard S.A.” is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(e)  The information set forth in the sections of the Prospectus entitled “The Exchange Offer—Treatment of options, warrants and rights,” “Information about ActivCard S.A. —Employment contracts,” “—Stock option plans,” “—Director share warrants plan,” “—Related party transactions,” and “Information about ActivCard Corp.—2002 Stock Option Plan” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the section of the Prospectus entitled “The Exchange Offer—Purpose and reasons for the exchange offer” is incorporated herein by reference.

(b)  The information set forth in the section of the Prospectus entitled “The Exchange Offer—Effect of the exchange offer” is incorporated herein by reference.

(c)  (1)    None.

       (2)    None.

       (3)    None.

       (4)    The information set forth in the section of the Prospectus entitled “Information about ActivCard Corp.—Directors and executive officers” is incorporated herein by reference.

       (5)    None.

       (6)    The information set forth in the sections of the Prospectus entitled “Summary of the Prospectus—The securities,” “The Exchange Offer—Transfer of Nasdaq and Nasdaq Europe listings” and “Risk Factors—Risk related to the exchange offer and ActivCard Corp.—This transaction may adversely affect the liquidity and value of non-tendered ActivCard S.A. securities” is incorporated herein by reference.

       (7)    Pursuant to the Exchange Offer, ActivCard Corp. is attempting to acquire all of the outstanding common shares and ADSs of ActivCard S.A., which would result in the ActivCard S.A. securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

       (8)    Not applicable.

       (9)    None.

       (10)  None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)  The consideration to be paid by ActivCard Corp. in the Exchange Offer consists solely of shares of ActivCard Corp. common stock. ActivCard Corp. will exchange one share of its common stock for each common share of ActivCard S.A. and one share of its common stock for every ADS of ActivCard S.A.

(b)    Not applicable.

(d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in the section of the Prospectus entitled “Matters Relating to Security Ownership of ActivCard S.A.” is incorporated by reference.

(b)    Transactions in ActivCard S.A. securities since November 7, 2002:

Name and Title	Date	Type of Transaction	Number of Shares	Type of Security	Price	Market
Yves Audebert Director, Founder, Vice Chairman, President and Chief Operating Officer	11/7/02	Sale	300,000	ADSs	$8.75	Nasdaq National Market
	11/7/02	Sale	100,000	ADSs	$8.80	Nasdaq National Market
	11/7/02	Sale	31,800	ADSs	$8.79	Nasdaq National Market
	11/26/02	Sale	15,000	ADSs	$9.25	Nasdaq National Market
	11/27/02	Sale	20,000	ADSs	$9.05	Nasdaq National Market
	12/3/02	Sale	15,000	ADSs	$9.00	Nasdaq National Market
	12/11/02	Sale	15,000	ADSs	$8.84	Nasdaq National Market
	12/12/02	Sale	5,000	ADSs	$8.90	Nasdaq National Market
	12/12/02	Sale	5,000	ADSs	$9.05	Nasdaq National Market
Blair W. Geddes Chief Financial Officer	12/6/02	Purchase	3,000	ADSs	$7.90	Nasdaq National Market
Marc Hudavert Vice President and General Manager, ActivCard Europe	11/12/02	Sale	10,000	ADSs	$8.35	Nasdaq National Market
	11/22/02	Sale	10,000	ADSs	$8.65	Nasdaq National Market
	11/12/02	Exercise of stock option	10,000	Common Shares	$4.65	N/A
	11/22/02	Exercise of stock option	10,000	Common Shares	$4.65	N/A
Sergio Cellini Director	11/29/02	Sale	20,000	ADSs	$9.1045	Nasdaq National Market
	12/2/02	Sale	26,700	ADSs	$9.06	Nasdaq National Market
	11/29/02	Exercise of warrant	20,000	Common Shares	$5.75	N/A
	12/2/02	Exercise of warrant	8,000	Common Shares	$5.75	N/A
	12/2/02	Exercise of warrant	11,200	Common Shares	$1.25	N/A
	12/2/02	Exercise of warrant	7,500	Common Shares	$4.14	N/A
James E. Ousley Director	11/22/02	Sale	25,000	Common Shares	$8.91	Nasdaq Europe
	11/22/02	Sale	23,000	Common Shares	$8.86	Nasdaq Europe
	11/22/02	Sale	17,000	Common Shares	$8.88	Nasdaq Europe
	11/22/02	Sale	10,000	Common Shares	$8.90	Nasdaq Europe
	11/22/02	Exercise of Stock Option	75,000	Common Shares	$4.23	N/A
Vertex Management Beneficial Shareholder	11/8/02	Sale	20,000	ADSs	$8.70	Nasdaq National Market
	11/11/02	Sale	10,000	ADSs	$8.66	Nasdaq National Market
	11/12/02	Sale	30,000	ADSs	$8.66	Nasdaq National Market
	11/13/02	Sale	30,000	ADSs	$8.57	Nasdaq National Market
	11/14/02	Sale	30,000	ADSs	$8.67	Nasdaq National Market
	11/15/02	Sale	10,000	ADSs	$8.90	Nasdaq National Market
	11/15/02	Sale	30,000	ADSs	$8.76	Nasdaq National Market

Name and Title	Date	Type of Transaction	Number of Shares	Type of Security	Price	Market
	11/18/02	Sale	15,000	ADSs	$8.78	Nasdaq National Market
	11/19/02	Sale	6,500	ADSs	$8.62	Nasdaq National Market
	11/19/02	Sale	5,000	ADSs	$8.60	Nasdaq National Market
	11/20/02	Sale	10,000	ADSs	$8.70	Nasdaq National Market
	11/20/02	Sale	5,100	ADSs	$8.65	Nasdaq National Market
	11/21/02	Sale	15,500	ADSs	$8.80	Nasdaq National Market
	11/21/02	Sale	17,000	ADSs	$8.90	Nasdaq National Market
	11/21/02	Sale	6,900	ADSs	$8.75	Nasdaq National Market
	11/22/02	Sale	33,000	ADSs	$8.87	Nasdaq National Market
	11/22/02	Sale	20,000	ADSs	$9.00	Nasdaq National Market
	11/22/02	Sale	20,000	ADSs	$8.93	Nasdaq National Market
	11/22/02	Sale	20,000	ADSs	$8.91	Nasdaq National Market
	11/29/02	Sale	25,000	ADSs	$9.14	Nasdaq National Market
	11/29/02	Sale	3,000	ADSs	$9.20	Nasdaq National Market
	11/29/02	Sale	5,000	ADSs	$9.10	Nasdaq National Market
	12/2/02	Sale	11,000	ADSs	$9.06	Nasdaq National Market
	12/2/02	Sale	9,000	ADSs	$9.08	Nasdaq National Market
	12/2/02	Sale	5,000	ADSs	$9.05	Nasdaq National Market
	12/3/02	Sale	15,000	ADSs	$8.91	Nasdaq National Market
	12/3/02	Sale	15,000	ADSs	$8.97	Nasdaq National Market
	12/4/02	Sale	10,700	ADSs	$8.75	Nasdaq National Market
	12/4/02	Sale	20,000	ADSs	$8.70	Nasdaq National Market
	12/5/02	Sale	4,500	ADSs	$8.60	Nasdaq National Market
	12/13/02	Sale	9,300	ADSs	$9.02	Nasdaq National Market
	12/13/02	Sale	35,000	ADSs	$9.03	Nasdaq National Market
	12/13/02	Sale	10,600	ADSs	$9.05	Nasdaq National Market
	12/13/02	Sale	4,400	ADSs	$9.10	Nasdaq National Market

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in the sections of the Prospectus entitled “Terms of the Exchange Offer—Information agent, exchange agents and depositaries” and “—Fees and expenses” is incorporated herein by reference.

Item 10.    Financial Statements.

(a)    The consolidated financial statements of ActivCard S.A. set forth under the section entitled “ActivCard S.A. Consolidated Financial Statements” in the Prospectus and the information set forth under “Summary of the Prospectus—Selected per share data” are incorporated herein by reference.

(b)    The information set forth in the Prospectus under the section entitled “Summary of the Prospectus—Unaudited consolidated pro forma capitalization” is incorporated herein by reference.

Item 11.    Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

(1)    The information set forth in Item 5 of this Schedule TO and the information set forth in the sections of the Prospectus entitled “Information About ActivCard Corp.—Director compensation,” “—Executive compensation, employment and change in control arrangements,” “—Indemnification,” and “Information About ActivCard S.A.—Employment agreements” are incorporated herein by reference.

(2)    The information set forth in the Prospectus under “The Exchange Offer—Regulatory approvals” and “Risk Factors” is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    Not applicable.

(b)	None.

Item 12.    Exhibits.

A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

Item 13.    Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2003

ACTIVCARD CORP.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

ACTIVCARD S.A.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NUMBER

(a)(1)(i)	Form of Acceptance relating to ActivCard S.A. common shares (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(ii)	Letter of Transmittal relating to ActivCard S.A. ADSs (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iii)	Notice of Guaranteed Delivery relating to ActivCard S.A. ADSs (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(v)	Letter to Clients re ADSs (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vi)	Letter to holders of ActivCard S.A. common shares (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(1)(vii)	Letter to holders of ActivCard S.A. ADSs (incorporated by reference to Exhibit 99.7 to the Registration Statement)

(a)(1)(viii)	Press release dated September 24, 2002*

(a)(1)(ix)	Press release dated January 6, 2003*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus dated December 31, 2002 (incorporated by reference to that prospectus filed with the SEC on January 6, 2003 by ActivCard Corp. pursuant to Rule 424(b)(3) under the Securities Act of 1933.)

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	ActivCard S.A. 1997 Stock Option Plan (incorporated by reference to Exhibit 4.3.1 to ActivCard S.A.’s Registration Statement on Form S-8, file no. 333-50114)

(d)(2)	ActivCard S.A. 1998 Stock Option Plan (incorporated by reference to Exhibit 4.3.2 to ActivCard S.A.’s Registration Statement on Form S-8, file no 333-50114)

(d)(3)	ActivCard S.A. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.3.3 to ActivCard S.A.’s Registration Statement on Form S-8, file no 333-50114)

(d)(4)	ActivCard S.A. 2000 Stock Option Plan (incorporated by reference to Exhibit 4.3.4 to ActivCard S.A.’s Registration Statement on Form S-8, file no 333-50114)

(d)(5)	ActivCard S.A. 2001 Stock Option Plan

(d)(6)	ActivCard S.A. 2002 Stock Option Plan

(d)(7)	ActivCard Corp. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(8)	Employment Offer Letter between Steven Humphreys and ActivCard, Inc. dated October 22, 2001 (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(d)(9)	Employment Offer Letter between Blair W. Geddes and ActivCard S.A. dated September 12, 2000 (incorporated by reference to Exhibit 10.7 to the Registration Statement)

(d)(10)	Promissory Note dated October 22, 2001 (incorporated by reference to Exhibit 10.8 to the Registration Statement)

(g)	Not applicable

(h)(1)	Opinion of Heller Ehrman White & McAuliffe LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)

(h)(2)	Opinion of Shearman & Sterling LLP (incorporated by reference to Exhibit 8.2 to the Registration Statement)

(h)(3)	Opinion of Linklaters (incorporated by reference to Exhibit 8.3 to the Registration Statement)

*Filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4 (e) under the Securities Exchange Act of 1934, as amended.